SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of February 2008

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

167, Samseong-dong, Gangnam-gu, Seoul 135-791, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will

file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the

registrant in connection with Rule 12g3-2(b): 82-            .

This Report of Foreign Private Issuer on Form 6-K is deemed filed for all purposes under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, including by reference in the Registration Statement on Form F-3 (Registration No. 33-99550) and the Registration Statement on Form F-3 (Registration No. 333-9180).

On February 11, 2008, Korean Electric Power Corporation (“KEPCO”) entered into a Memorandum of Understanding (the “MOU”) with the West African Power Pool (“WAPP”), to form a strategic partnership to build and operate electricity facilities, such as power plants and power transmission systems, in western Africa (the “Project”). WAPP was established by the Economic Community of West Africa States (ECOWAS), which consists of 14 countries in the region, including Ghana, Benin, Senegal and Nigeria, to address the deficiency of power supply in the region. Under the MOU, KEPCO intends to build a combined cycle gas-fired power plant of the aggregate installed capacity of 400 megawatts in Maria Gleta, a free trade zone near in Benin, and operate such plant for 20 years. In addition, under the MOU, KEPCO intends to build and operate approximately 100-kilometer power transmission lines of 330 kilovolts and substations linked to such transmission lines. The estimated capital expenditure for the Project is approximately US$450 million. The MOU does not specify the financing methods for the Project or the obligations of the parties with respect to the required funding for the Project. These details are expected to be determined through further negotiation.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Kim, Myung-Whan
Name:	Kim, Myung-Whan
Title:	Director
Finance Team

Date: February 13, 2008